FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2015
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Federal Electricity Commission and ICA sign a preliminary agreement for joint development of power generation projects in Mexico

April 14, 2015, Mexico City — Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, and the Federal Electricity Commission, CFE, a productive state enterprise, signed a memorandum of understanding for the joint development of electricity generation projects. In the first stage, CFE and ICA will jointly carry out technical and feasibility analyses of a range of possible projects.

This is the first agreement of its kind since the 2014 Mexican Energy Reform liberalized the power generation sector and Congress changed CFE’s legal status to that of a productive state enterprise. CFE expects the agreement will enable it to accelerate the development of required power resources beyond what the Federal budget would otherwise permit.

At the signing ceremony, Dr. Enrique Ochoa Reza, the CEO of CFE, said that the parties would form a technical working group to analyze the feasibility of various electricity generation projects that could be developed jointly.

Dr. Ochoa noted that, in the event the parties agreed on specific projects, CFE and ICA would sign individual agreements for each one, after receiving board approval.

In addition, he said that both institutions will promote the further development of Mexican engineering expertise in the power generation sector and jointly establish programs for training and development of human capital.

For ICA, the agreement opens up possibilities for investing in the power generation sector. The agreement also leverages its expertise in developing large-scale infrastructure projects and its track record in the financial structuring of complex multi-year projects, particularly hydroelectric projects.

Alonso Quintana, ICA’s CEO, said, “This noteworthy agreement between two Mexican companies with long histories together will help meet Mexico’s energy needs and also promote the further development of Mexican engineering expertise. ICA and the CFE have worked together for many years, in a contractor – client relationship. This agreement opens the doors for an even deeper relationship of technical collaboration and as co-investing partners.”

Should the parties agree on specific projects after the technical evaluation phase, they expect to sign specific agreements for each individual project, based on the characteristics of those individual projects.

The National Energy Strategy 2013 – 2027 estimates that Mexico’s power generation sector will require approximately US$ 1.5 billion per year in investments over the next 15 years to add new generation capacity and replace or upgrade existing facilities.

For more information please contact: Elena Garcia elena.garcia@ica.mx Gabriela Orozco gabriela.orozco@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3608

Gabriel de la Concha

gabriel.delaconcha@ica.mx

Corporate Finance Director and Treasurer

Victor Bravo

victor.bravo@ica.mx

Chief Financial Officer

In the US: Daniel Wilson

+(1212) 689 9560

dbmwilson@zemi.com

This press release contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visit ir.ica.com.mx

For more information please contact: Elena Garcia elena.garcia@ica.mx Gabriela Orozco gabriela.orozco@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3608

Gabriel de la Concha

gabriel.delaconcha@ica.mx

Corporate Finance Director and Treasurer

Victor Bravo

victor.bravo@ica.mx

Chief Financial Officer

In the US: Daniel Wilson

+(1212) 689 9560

dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2015	Empresas ICA, S.A.B. de C.V. /s/ Gabriel de la Concha Guerrero Name: Gabriel de la Concha Guerrero Title: Chief Investment Officer